                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO. _____)(1)

                                HADCO Corporation
                                (Name of Issuer)

                     Common Stock, $.05 Par Value Per Share
                         (Title of Class of Securities)

                                   404681-10-8
                                 (CUSIP Number)

                             Patricia Randall, Esq.
                                Hadco Corporation
                                12A Manor Parkway
                                 Salem, NH 03079
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2000
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

                  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 2 OF 27 Pages
-------------------------                                    -------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                    Horace H. Irvine, II

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                      (b) |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                      OO

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America


--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      689,762 (subject to restrictions in that
                                      certain Stockholders Agreement, dated as
                                      of April 17, 2000, among Sanmina
                                      Corporation, a Delaware corporation
                                      ("Sanmina") and the stockholders of Hadco
                                      Corporation, a Massachusetts corporation,
                                      ("Issuer") listed on Schedule A thereto
                                      (the "Stockholders Agreement") filed as
                                      Exhibit 1 to this Schedule 13D.)
                             ---------------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                              -0-
           EACH              ---------------------------------------------------
         REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                                670,407
                             (Subject to the Stockholders Agreement filed as
                             Exhibit 1 to this Schedule 13D.)
                             ---------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                                     -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           689,762
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN |X| SHARES* See Item 5 of the attached Schedule for information about shares excluded from the 689,762
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.0% See Item 5 and Schedule II attached hereto
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 3 OF 27 Pages
-------------------------                                    -------------------





--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                    Andrew E. Lietz

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                      (b) |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                      83,601 (subject to the Stockholders
                                      Agreement filed as Exhibit 1 to this
                                      Schedule 13D.)
                             ---------------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   -0-
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                      83,601(subject to the Stockholders
           WITH                       Agreement filed as Exhibit 1 to
                                      this Schedule 13D.)
                             ---------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           372,601
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  |_|
           SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.6% See Item 5 and Schedule II attached hereto
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 4 OF 27 Pages
-------------------------                                    -------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                    Oliver O. Ward

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                      1,387 (subject to the Stockholders
                                      Agreement filed as Exhibit 1 to this
                                      Schedule 13D.)

                             ---------------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   -0-
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                      1,387 (subject to the Stockholders
           WITH                       Agreement filed as Exhibit 1 to
                                      this Schedule 13D.)
                             ---------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,387
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  |_|
           SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.10% See Item 5 and Schedule II attached hereto
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 5 OF 27 Pages
-------------------------                                    -------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                    John F. Smith

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                      (b) |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                      26,887 (subject to the Stockholders
                                      Agreement filed as Exhibit 1 to this
                                      Schedule 13D.)
                             ---------------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   -0-
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                      26,887 (subject to the Stockholders
           WITH                       Agreement filed as Exhibit 1 to
                                      this Schedule 13D.)
                             ---------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           29,887
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  |_|
           SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.22% See Item 5 and Schedule II attached hereto
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 6 OF 27 Pages
-------------------------                                    -------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                    John E. Pomeroy

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                      4,387 (subject to the Stockholders
                                      Agreement filed as Exhibit 1 to this
                                      Schedule 13D.)
                             ---------------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   -0-
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON                      4,387 (subject to the Stockholders
           WITH                       Agreement filed as Exhibit 1 to
                                      this Schedule 13D.)

                             ---------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           19,387

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  |_|
           SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.14% See Item 5 and Schedule II attached hereto
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 7 OF 27 PAGES
-------------------------                                    -------------------



--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                    James C. Taylor

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                      6,387 (subject to the Stockholders
                                      Agreement filed as Exhibit 1 to this
                                      Schedule 13D.)

                             ---------------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   -0-
         OWNED BY
                             ---------------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                    6,387 (subject to the Stockholders
          PERSON                      Agreement filed as Exhibit 1 to
                                      this Schedule 13D.)
                             ---------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           21,387

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  |_|
           SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.15% See Item 5 and Schedule II attached hereto
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 8 OF 27 PAGES
-------------------------                                    -------------------



--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                    Mauro J. Walker

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                      1,329 (subject to the Stockholders
                                      Agreement filed as Exhibit 1 to this
                                      Schedule 13D.)

                             ---------------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   -0-
         OWNED BY

                             ---------------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                    1,329 (subject to the Stockholders
          PERSON                      Agreement filed as Exhibit 1 to
                                      this Schedule 13D.)
                             ---------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           16,329

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  |_|
           SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.12% See Item 5 and Schedule II attached hereto
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 9 OF 27 PAGES
-------------------------                                    -------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                    Gilbert M. Roddy, Jr.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                      745 (subject to the Stockholders Agreement
                                      filed as Exhibit 1 to this Schedule 13D.)
                             ---------------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   42,605 (subject to the Stockholders
         OWNED BY                     Agreement filed as Exhibit 1 to this
                                      Schedule 13D.)  See Item 5 of the attached
                                      Schedule for further information as to
                                      shared voting power.
                             ---------------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                    745 (subject to the Stockholders Agreement
          PERSON                       filed as Exhibit 1 to this Schedule 13D.)

                             ---------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                      42,605 (subject to the Stockholders
                                      Agreement filed as Exhibit 1 to this
                                      Schedule 13D.) See Item 5 of the attached
                                      Schedule for further information as to
                                      shared dispositive power.
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           58,350

--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN |X| SHARES* See Item 5 of the attached Schedule for information about shares excluded from the 58,350.
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.42% See Item 5 and Schedule II attached hereto
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 10 OF 27 Pages
-------------------------                                    -------------------



--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                    F. Gordon Bitter

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                    (b) |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      |_|
           PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                      3,573 (subject to the Stockholders
                                      Agreement filed as Exhibit 1 to this
                                      Schedule 13D.)

                             ---------------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   -0-
         OWNED BY

                             ---------------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                    3,573 (subject to the Stockholders
          PERSON                      Agreement filed as Exhibit 1 to this
                                      Schedule 13D.)
                             ---------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           32,073

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  |_|
           SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.23% See Item 5 and Schedule II attached hereto
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 11 OF 27 Pages
-------------------------                                    -------------------

         Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Horace H. Irvine, II, Andrew E. Lietz, Oliver O. Ward, John F. Smith, John E. Pomeroy, James C. Taylor, Mauro J. Walker, Gilbert M. Roddy, Jr. and F. Gordon Bitter (collectively, the "Reporting Persons") or Lawrence Coolidge or James Hamilton that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Reporting Person has been provided by such Reporting Person, and any other information contained herein has been provided by Hadco Corporation.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, $.05 par value per share (the "Issuer Common Stock"), of Hadco Corporation, a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12A Manor Parkway, Salem, New Hampshire 03079.

ITEM 2.  IDENTITY AND BACKGROUND.

         (i)      The names of the people filing this statement are:

                  Horace H. Irvine, II, Andrew E. Lietz, Oliver O. Ward, John F. Smith, John E. Pomeroy, James C. Taylor, Mauro J. Walker, Gilbert M. Roddy, Jr. and F. Gordon Bitter.

         (ii) The address of the principal office of (i) Horace H. Irvine, II is: Hadco Corporation, 12A Manor Parkway, Salem, New Hampshire 03079; (ii) Andrew E. Lietz is: Hadco Corporation, 12A Manor Parkway, Salem, New Hampshire 03079; (iii) Oliver O. Ward is: Germanium Power Devices Corporation, 300 Brickstone Square, York Street, Box 3065-SVS, Andover, Massachusetts 01810-3065;
(iv) John F. Smith is: 11 Samuel Parlin Drive, Acton, Massachusetts 01720; (v) John E. Pomeroy is: Dover Technologies, 20 Hawley Street, 6th Floor, East Tower, Binghamton, NY 13901; (vi) James C. Taylor is: Downer and Company, 211 Congress Street, Boston, Massachusetts 02110; (vii) Mauro J. Walker is: 108 Dolphine Drive, Ocean Ridge, FL 33435; (viii) Gilbert M. Roddy, Jr. is: Loring, Wolcott and Coolidge, 230 Congress Street, Boston, Massachusetts 02110; and (ix) F. Gordon Bitter is: Hadco Corporation, 12A Manor Parkway, Salem, New Hampshire 03079. Set forth in Schedule I is a list of each of the Reporting Persons, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.


         (ii) During the past five years, none of the Reporting Persons nor Messers. Lawrence Coolidge or James Hamilton have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (iii) During the past five years, none of the Reporting Persons nor Messers. Coolidge or Hamilton were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 12 OF 27 Pages
-------------------------                                    -------------------

         (iv) All of the Reporting Persons and Messers. Coolidge and Hamilton are citizens of the United States of America.

         Additional information regarding Lawrence Coolidge and James Hamilton contained in Item 5 herein is incorporated by reference into Item 2.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Agreement and Plan of Merger (the "Agreement") dated April 17, 2000 by and among Issuer, Sanmina Corporation, a Delaware corporation ("Sanmina"), and SANM Acquisition Subsidiary, Inc., a Massachusetts corporation and a wholly-owned subsidiary of Sanmina (the "Merger Sub"), the Merger Sub will merge into Issuer (the "Merger"), after which the separate corporate existence of Merger Sub shall cease and Issuer shall continue as the surviving corporation and a wholly-owned subsidiary of Sanmina. In the Merger, all outstanding shares of Common Stock, par value $.05 per share, of Issuer shall each be converted into the right to receive 1.40 shares of Common Stock, par value $.01 per share, of Sanmina (the "Sanmina Common Stock"). If the average last reported sale price of Sanmina's Common Stock during the 20 trading days ending on the third trading day prior to the date of the meeting of Issuer's stockholders (the "Stockholders Meeting") to approve the Merger and the Agreement is less than $40.00 per share (subject to adjustments for stock splits, stock dividends, combinations and the like), Issuer may terminate the Agreement, subject to Sanmina's right to increase the exchange ratio to $56.00 divided by the average last reported sale price of Sanmina Common Stock during the 20 trading days ending on the third trading day prior to the date of the Stockholders Meeting. The Agreement provides for a mutual termination fee of $23.87 million in the event that either party terminates the Agreement under certain circumstances. In addition, Issuer has granted Sanmina an option to purchase 19.9% of the outstanding shares of Issuer, which is exercisable only upon certain events. The consummation of the Merger is subject to various conditions precedent, including approval of the stockholders holding two-thirds of the outstanding Common Stock of Issuer and entitled to vote thereon and various state and Federal regulatory agencies, as well as other customary conditions. The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and is intended to be treated as a pooling of interests for financial accounting purposes in accordance with generally accepted accounting principles. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference. The Reporting Persons are not parties to the Merger Agreement.

         This statement on Schedule 13D relates to a certain voting arrangement pursuant to the Stockholders Agreement as described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

              (a) - (b) As described in Item 3 above, this statement relates to the Merger of the Merger Sub with and into the Issuer in a merger pursuant to the relevant provisions of the Massachusetts Business Corporation Law ("Massachusetts Law"). At the effective time of the Merger (the "Effective Time"), the separate existence of the Merger Sub will cease to exist and the Issuer will continue as the surviving corporation (the "Surviving Corporation") and wholly owned subsidiary of Sanmina. In connection with the Merger, holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them 1.40 shares of Sanmina Common Stock. In addition, Sanmina will assume the options under the Issuer's stock option plans which are outstanding immediately prior to the Effective Time. If the

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 13 OF 27 Pages
-------------------------                                    -------------------

Merger is consummated, Issuer Common Stock will be deregistered under the Act and delisted from The New York Stock Exchange.

         The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 2 to this
Schedule 13D and incorporated herein in its entirety by reference. The Reporting Persons are not parties to the Merger Agreement.

         As an inducement to Sanmina to enter into the Merger Agreement, Sanmina and Issuer entered into a Stock Option Agreement, dated April 17, 2000 (the "Stock Option Agreement"). The Stock Option Agreement, by and between Sanmina and Issuer grants Sanmina an option (the "Stock Option") to purchase up to 19.9% of Issuer's outstanding shares of Common Stock, which is exercisable only upon certain events. The Reporting Persons are not parties to the Stock Option Agreement.

         As an inducement for Sanmina to enter into the Merger Agreement and in consideration thereof, the Reporting Persons entered into the Stockholders Agreements dated as of April 17, 2000 with Sanmina (the "Stockholders Agreement") whereby the Reporting Persons agreed to vote all of the shares of Issuer Common Stock owned by them in favor of approval of the Merger. Sanmina did not pay additional consideration to the Reporting Persons in connection with the execution and delivery of the Stockholders Agreement. During the term of the Stockholder Agreement, each Reporting Person is subject to restrictions on the disposition of Issuer Common Stock held by such Reporting Person. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the copy of the Stockholders Agreement included as Exhibit 1 of this Schedule 13D and incorporated herein in its entirety by reference.

         The purpose of the transaction under the Stockholders Agreement is to increase the likelihood that Issuer and Sanmina consummate the transactions contemplated under the Merger Agreement.

         (c)      Not applicable.

         (d) To the knowledge of the Reporting Persons, it is anticipated that upon consummation of the Merger, the initial directors of the Surviving Corporation shall be the current directors of Merger Sub, until their respective successors are duly elected or appointed and qualified. It is anticipated that upon consummation of the Merger, the initial officers of the Surviving Corporation shall be the current officers of Issuer, until their respective successors are duly elected or appointed and qualified.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f)      Not applicable.

         (g) To the knowledge of the Reporting Persons, upon consummation of the Merger, the Articles of Organization of Merger Sub as in effect immediately prior to the Merger, shall be the Articles of Organization of the Surviving Corporation until thereafter amended as provided by Massachusetts Law and such Articles of Organization, provided, that the Articles of Organization shall be amended so that the name of the Surviving Corporation is "Hadco Corporation". Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h) - (i) If the Merger is consummated as planned, Issuer Common Stock will be deregistered under the Act and delisted from The New York Stock Exchange.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 14 OF 27 Pages
-------------------------                                    -------------------

         (j) Other than as described above, each Reporting Person currently knows of no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

         References to, and descriptions of, the Stockholders Agreement and Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Stockholders Agreement and the Merger Agreement, and respectively, included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) Mr. Irvine is the beneficial owner of 689,762 shares of common stock of Issuer as of April 25, 2000 including 19,355 shares held in a voting trust for the benefit of Andrea P. Irvine. Mr. Irvine, who is the sole trustee of such trust and retains sole voting power with respect to the shares held in such trust, disclaims beneficial ownership of such shares. Mr. Irvine has sole dispositive power over 670,407 shares of common stock of Issuer. The amount beneficially owned does not include 42,605 shares of Issuer held in irrevocable trusts for the benefit of members of Horace H. Irvine, II's family. Mr. Irvine, who is not a trustee of such trusts, disclaims beneficial ownership of such 42,605 shares. James C. Hamilton, a partner in the law firm Hamilton & Dahmen, LLP, that is general counsel to Issuer and Clerk of Issuer, Lawrence Coolidge, president of Loring, Wolcott and Coolidge and a former Director of Issuer, and Gilbert M. Roddy, Jr., a Director of Issuer, are co-trustees of these irrevocable trusts. Horace H. Irvine, II retains no voting or dispositive power with respect to these shares. All voting rights under these trusts reside in Messrs. Hamilton, Coolidge and Roddy, who have the right to dispose of such shares. The address for Hamilton & Dahmen, LLP is 73 Tremont Street, Suite 403, Boston, Massachusetts 02108 and the address for Loring, Wolcott and Coolidge is 230 Congress Street, Boston, Massachusetts 02110.

         In addition, set forth on Schedule II opposite each Reporting Person's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Reporting Person as of the date hereof (identifying those shares which there is a right to purchase) and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on 13,834,388 shares of Issuer Common Stock reported to be outstanding as of April 25, 2000).

         (c) Each Reporting Person represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days, other than the following:

         Mr. Smith was awarded options to purchase 3,000 shares of Issuer Common Stock on March 1, 2000 with an exercise price of $55.00 per share pursuant to the Hadco Corporation 1991 Non-Employee Directors' Option Plan.

         Messers. Pomeroy, Roddy, Taylor, Walker and Ward were each awarded 176 shares of Issuer Common Stock on March 2, 2000 at a price of $56.63 per share pursuant to the Hadco Corporation Outside Directors' Compensation Plan of 2000.

         Mr. Ward was awarded options to purchase 3,000 shares of Issuer Common Stock on March 11, 2000 with an exercise price of $54.85 per share pursuant to the Hadco Corporation 1991 Non-Employee Directors' Option Plan.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 15 OF 27 Pages
-------------------------                                    -------------------

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Other than as described herein, and to the knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                                   Description

    1 Stockholders Agreement, dated as of April 17, 2000, among Sanmina Corporation, a Delaware corporation, and the stockholders of Hadco Corporation, a Massachusetts corporation, listed on Schedule A thereto.

    2 Agreement and Plan of Merger dated April 17, 2000, by and among Hadco Corporation, a Massachusetts corporation, SANM Acquisition Subsidiary, Inc., a Massachusetts corporation, and Sanmina Corporation, a Delaware corporation.

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 16 OF 27 PAGES
-------------------------                                    -------------------

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 1, 2000

                                             /s/ Horace H. Irvine, II
                                             -----------------------------------
                                             Horace H. Irvine, II

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 17 OF 27 PAGES
-------------------------                                    -------------------

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 1, 2000

                                             /s/ Andrew E. Lietz
                                             -----------------------------------
                                             Andrew E. Lietz

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 18 OF 27 PAGES
-------------------------                                    -------------------


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 1, 2000

                                             /s/ Oliver O. Ward
                                             -----------------------------------
                                             Oliver O. Ward

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 19 OF 27 PAGES
-------------------------                                    -------------------


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 1, 2000

                                             /s/ John F. Smith
                                             -----------------------------------
                                             John F. Smith

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 20 OF 27 PAGES
-------------------------                                    -------------------


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 1, 2000


                                             /s/ John E. Pomeroy
                                             -----------------------------------
                                             John E. Pomeroy

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CUSIP NO.  404681-10-8                13D                    PAGE 21 OF 27 PAGES
-------------------------                                    -------------------

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 1, 2000

                                             /s/ James C. Taylor
                                             -----------------------------------
                                             James C. Taylor

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CUSIP NO.  404681-10-8                13D                    PAGE 22 OF 27 Pages
-------------------------                                    -------------------


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 1, 2000

                                             /s/ Mauro J. Walker
                                             -----------------------------------
                                             Mauro J. Walker

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CUSIP NO.  404681-10-8                13D                    PAGE 23 OF 27 Pages
-------------------------                                    -------------------

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 1, 2000


                                             /s/ Gilbert M. Roddy, Jr.
                                             -----------------------------------
                                             Gilbert M. Roddy, Jr.

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CUSIP NO.  404681-10-8                13D                    PAGE 24 OF 26 Pages
-------------------------                                    -------------------

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 1, 2000

                                             /s/ F. Gordon Bitter
                                             -----------------------------------
                                             F. Gordon Bitter

-------------------------                                    -------------------
CUSIP NO.  404681-10-8                13D                    PAGE 25 OF 26 Pages
-------------------------                                    -------------------

                                   SCHEDULE I

                                                                                   Name and Address of Corporation
                                             Principal Occupation                      or Other Organization in
    Name                                        or Employment                               Which Employed

    Horace H. Irvine, II           Chairman of the Board of Directors of          Hadco Corporation
                                   Hadco Corporation                              12A Manor Parkway
                                                                                  Salem, NH 03079


    Andrew E. Lietz                President, Chief Executive Officer and         Hadco Corporation
                                   Director of Hadco Corporation                  12A Manor Parkway
                                                                                  Salem, NH 03079


    Oliver O. Ward                 Chairman of the Board, Chief Executive         Germanium Power
                                   Officer and President of Germanium             Devices Corporation
                                   Power Devices Corp.                            300 Brickstone Square
                                                                                  York Street
                                                                                  Box 3065-SVS
                                                                                  Andover, MA 01810-3065


    John F. Smith                  President of MYCOS International, Inc.         11 Samuel Parlin Drive
                                                                                  Acton, MA 01720


    John E. Pomeroy                President and Chief Executive Officer          Dover Technologies
                                   of Dover Technologies, a subsidiary of         20 Hawley Street
                                   Dover Corporation                              6th Floor, East Tower
                                                                                  Binghamton, NY 13901


    James C. Taylor                Advisory Director at Downer & Company          Downer & Company
                                                                                  211 Congress Street
                                                                                  Boston, MA 02110


    Mauro J. Walker                Consultant                                     108 Dolphine Drive
                                                                                  Ocean Ridge, FL 33435


    Gilbert M. Roddy, Jr.          Private Trustee at Loring, Wolcott &           Loring, Wolcott & Coolidge
                                   Coolidge                                       230 Congress Street
                                                                                  Boston, MA 02110


    F. Gordon Bitter               Senior Vice President -- Finance and           Hadco Corporation
                                   Administration, Chief Financial Officer        12A Manor Parkway
                                   and Treasurer                                  Salem, NH 03079

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CUSIP NO.  404681-10-8                13D                    PAGE 26 OF 26 Pages
-------------------------                                    -------------------


                                   SCHEDULE II

                                                                                 Beneficial Ownership
                                                                              Percentage of Outstanding
Reporting Person                    Number of Shares of Issuer                 Shares of Issuer Common
                                 Common Stock Beneficially Owned(1)           Stock as of April 25, 2000
                                 ----------------------------------           --------------------------
Horace H. Irvine, II                          689,762(2)                                5.0%
Andrew E. Lietz                               372,601                                   2.6%
Oliver O. Ward                                 13,387                                   0.10%
John F. Smith                                  29,887                                   0.22%
John E. Pomeroy                                19,387                                   0.14%
James C. Taylor                                21,387                                   0.15%
Mauro J. Walker                                16,329                                   0.12%
Gilbert M. Roddy, Jr.                          58,350(3)                                0.42%
F. Gordon Bitter                               32,073                                   0.23%

(1) Includes shares issuable upon the exercise of (i) stock options granted to the above Reporting Persons that are currently exercisable or will become exercisable within 60 days of April 25, 2000 and (ii) additional stock options that accelerate and become fully vested immediately prior to the Effective Time of the Merger. The Effective Time of the Merger may or may not occur within 60 days following April 25, 2000, and the consummation of the Merger itself is subject to various conditions described in the attached Schedule 13D.

(2)  See Item 5 information regarding beneficial ownership.

(3)  See Item 5 information regarding beneficial ownership.